Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,821	38,994	38,318	115,748	109,326	146,767
Other income, net	789	632	769	1,982	2,030	2,701
Total Income	39,610	39,626	39,087	117,730	111,356	149,468
Expenses
Employee benefit expenses	20,651	20,796	20,272	62,228	58,048	78,359
Cost of technical sub-contractors	3,066	3,074	3,343	9,264	10,946	14,062
Travel expenses	387	439	360	1,288	1,099	1,525
Cost of software packages and others	3,722	3,387	3,085	9,828	8,017	10,902
Communication expenses	169	179	183	531	542	713
Consultancy and professional charges	504	387	401	1,237	1,296	1,684
Depreciation and amortisation expenses	1,176	1,166	1,125	3,515	3,104	4,225
Finance cost	131	138	80	360	202	284
Other expenses	1,185	1,292	1,307	3,731	3,246	4,392
Total expenses	30,991	30,858	30,156	91,982	86,500	116,146
Profit before tax	8,619	8,768	8,931	25,748	24,856	33,322
Tax expense:
Current tax	2,419	2,491	2,195	7,216	7,027	9,287
Deferred tax	87	62	150	258	(145)	(73)
Profit for the period	6,113	6,215	6,586	18,274	17,974	24,108

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	71	(64)	29	94	(17)	8
Equity instruments through other comprehensive income, net	(9)	40	1	31	8	(7)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(46)	23	(57)	(17)	(43)	(7)
Exchange differences on translation of foreign operations	436	5	676	457	715	776
Fair value changes on investments, net	52	(20)	48	107	(298)	(256)
Total other comprehensive income/(loss), net of tax	504	(16)	697	672	365	514

Total comprehensive income for the period	6,617	6,199	7,283	18,946	18,339	24,622

Profit attributable to:
Owners of the company	6,106	6,212	6,586	18,264	17,967	24,095
Non-controlling interest	7	3	–	10	7	13
	6,113	6,215	6,586	18,274	17,974	24,108

Total comprehensive income attributable to:
Owners of the company	6,605	6,196	7,268	18,934	18,322	24,598
Non-controlling interest	12	3	15	12	17	24
	6,617	6,199	7,283	18,946	18,339	24,622

Paid up share capital (par value 5/- each, fully paid)	2,070	2,070	2,086	2,070	2,086	2,069
Other equity *#	73,338	73,338	73,252	73,338	73,252	73,338

Earnings per equity share (par value `5/- each)**
Basic (in per share)	14.76	15.01	15.72	44.13	42.85	57.63
Diluted (in per share)	14.74	14.99	15.70	44.08	42.79	57.54

*	Balances for the quarter and nine months ended December 31, 2023 and quarter ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter and nine months ended December 31, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2023, quarter ended September 30, 2023 and quarter and nine months ended December 31, 2022.
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2023 have been taken on record by the Board of Directors at its meeting held on January 11, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Board and Management changes

i) The Board, based on the recommendation of the Nomination and Remuneration Committee, considered and approved the re-appointment of Chitra Nayak (DIN - 09101763), as an Independent Director for the second term of three years from March 25, 2024 to March 24, 2027, subject to shareholders’ approval.

ii) The Board appointed Jayesh Sanghrajka as the Chief Financial Officer of the Company with effect from April 1, 2024.

iii) Nilanjan Roy resigned as the Chief Financial Officer of the Company. He will continue to be with Infosys till March 31, 2024 as the Chief Financial Officer. The Board placed on record its appreciation for the services rendered by him and for his contributions to the Company.

c) Update on McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems LLC (McCamish) a step down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts and others amounted to approximately 250 crore ($30 million).

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. On the basis of analysis conducted by the cybersecurity firm, McCamish believes that certain data was exfiltrated by unauthorized third parties during the incident and this exfiltrated data included certain customer data. McCamish has engaged a third-party e- discovery vendor in assessing the extent and nature of such data. This review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

Infosys had previously communicated the occurence of this cybersecurity incident to BSE Limited, National Stock Exchange of India Limited, New York Stock Exchange and to United States Securities and Exchange Commission on November 3, 2023.

d) Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totalling up to 280 crore (approximately $34 million) , subject to customary closing adjustments.

e) Update on stock grants

The Board, on January 11, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2024 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2024. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2023

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months Ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	–	18.00	–	18.00	16.50	16.50
Final dividend	–	–	–	–	–	17.50

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months Ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue by business segment
Financial Services (1)#	10,783	10,705	11,235	32,149	32,945	43,763
Retail (2)	5,649	5,913	5,480	17,075	15,667	21,204
Communication (3)	4,421	4,463	4,710	13,325	13,675	18,086
Energy, Utilities, Resources and Services	5,121	4,957	4,957	14,966	13,714	18,539
Manufacturing	5,786	5,574	5,099	16,710	13,957	19,035
Hi-Tech	2,985	3,053	3,095	9,095	8,878	11,867
Life Sciences (4)	2,954	3,050	2,695	8,753	7,404	10,085
All other segments (5)	1,122	1,279	1,047	3,675	3,086	4,188
Total	38,821	38,994	38,318	115,748	109,326	146,767
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	38,821	38,994	38,318	115,748	109,326	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)#	2,260	2,579	2,678	7,384	8,243	10,843
Retail (2)	1,715	1,674	1,646	5,018	4,761	6,396
Communication (3)	860	1,035	1,042	2,879	2,801	3,759
Energy, Utilities , Resources and Services	1,450	1,352	1,457	4,091	3,853	5,155
Manufacturing	1,110	1,033	1,035	3,116	2,212	3,113
Hi-Tech	758	788	813	2,349	2,209	2,959
Life Sciences (4)	766	799	684	2,266	1,861	2,566
All other segments (5)	218	180	12	538	192	339
Total	9,137	9,440	9,367	27,641	26,132	35,130
Less: Other Unallocable expenditure	1,176	1,166	1,125	3,515	3,104	4,225
Add: Unallocable other income	789	632	769	1,982	2,030	2,701
Less: Finance cost	131	138	80	360	202	284
Profit before tax and non-controlling interests	8,619	8,768	8,931	25,748	24,856	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

#	Includes impact on account of McCamish cybersecurity incident. Refer note 1.c) above.

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months Ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue from operations	32,491	32,629	32,389	96,932	93,483	124,014
Profit before tax	8,876	8,517	8,295	25,539	23,686	31,643
Profit for the period	6,552	6,245	6,210	18,754	17,364	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India	Salil Parekh Chief Executive Officer and Managing Director
January 11, 2024

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,663	4,718	4,659	13,997	13,657	18,212
Cost of sales	3,274	3,271	3,230	9,755	9,544	12,709
Gross profit	1,389	1,447	1,429	4,242	4,113	5,503
Operating expenses	433	447	428	1,325	1,245	1,678
Operating profit	956	1,000	1,001	2,917	2,868	3,825
Other income, net	95	77	94	239	254	335
Finance cost	16	17	10	43	25	35
Profit before income taxes	1,035	1,060	1,085	3,113	3,097	4,125
Income tax expense	301	309	285	904	859	1,142
Net profit	734	751	800	2,209	2,238	2,983
Earnings per equity share *
Basic	0.18	0.18	0.19	0.53	0.53	0.71
Diluted	0.18	0.18	0.19	0.53	0.53	0.71
Total assets	15,606	15,689	15,226	15,606	15,226	15,312
Cash and cash equivalents and current investments	2,598	2,805	2,456	2,598	2,456	2,322

*	EPS is not annualized for the quarter and nine months ended December 31, 2023, quarter ended September 30, 2023 and quarter and nine months ended December 31, 2022.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the actual or anticipated findings of the ongoing assessment of the extent and nature of exfiltrated data in relation to the McCamish cybersecurity incident and customer reaction to such findings, and the amount of any additional costs, including indemnities or damages / claims, resulting from the McCamish cybersecurity incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.